Law Office of Gary A. Agron
5455 DTC Parkway, Suite 520
Greenwood Village, Colorado 80111
(303) 770-7254 (phone)
(303) 770-7257 (fax)
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January 24, 2005

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street NW
Washington, D.C. 20549
Mail Stop 0511

Attn:
John D. Reynolds

Re:
Petramerica Oil, Inc.
Registration Statement on form 10-SB
File No. 0-51046

Dear Mr. Reynolds:

        On behalf of Petramerica Oil, Inc. (the "Company"), we are filing herewith Amendment Number 1 to the Company's Registration Statement on Form 10-SB (the "Registration Statement") and will respond to the Staff's comments as contained in its letter to the Company dated December 1, 2004 in the same order as the comments were received.

        1.     We have included in Part I of the Registration Statement under the new caption "Prior Blank Check Experience of Officers and Directors" in column format information regarding each officer's and director's prior blank check experiences containing the requested information.

        2.     We have included in Part II of the Registration Statement under the existing caption "Market Price of and Dividends on Petramerica's Common Stock and Other Shareholder Matter" a statement that discloses the Commission's view regarding the re-sale of securities issued by blank check companies.

        Should you have any questions or comments with regard to the foregoing, please do not hesitate to contact me.

Very truly yours,

/s/ Gary A. Agron

Gary A. Agron

cc:
Goldie B. Walker
Earnest Mathis, Jr.